Exhibit 99.2

AMENDMENT TO LOAN AGREEMENT

THIS AMENDMENT to the Loan Agreement subscripted in September 10th, 2004 is made as of the 15 day of December 2005 by and between: Minera Santa Cruz S.A. (hereinafter referred to as “MSC” or the “Borrower”), a company organized and validly existing under the laws of Argentina, with domicile at Sargento Cabral 124- B˚ 9 de Julio- (9000), City of Comodoro Rivadavia, Argentina, herein represented by Gonzalo Freyre; Minera Andes S.A. (hereinafter referred to as “MASA” or a “Lender”), a company organized and validly existing under the laws of Argentina, with domicile at Perú 930, 2nd floor, City of Mendoza, Argentina, herein represented by Jorge Vargas Gei; Lorenzon Limited (hereinafter referred to as “Lorenzon” or a “Lender” and, collectively with MASA, the “Lenders”), a corporation organized and validly existing under the laws of the Cayman Islands, with domicile at The Scotiabank Building, P.O. Box 501GT, 3rd Floor, George Town, Grand Cayman, herein represented by Fernando Garcia; Minera Andes Inc., (hereinafter referred to as “MAI”), a corporation organized and validly existing under the laws of the Province of Alberta, Canada, with its head office at 111 East Magnesium Road, Suite A, Spokane, Washington, U.S.A., 99208, herein represented by Allen Ambrose; and Mauricio Hochschild & Compañia Limitada S.A.C. (hereinafter referred to as “MHC”), a company organized and validly existing under the laws of Peru, with domicile at Pasaje El Carmen No 180, Urbanización el Vivero de Monterrico, Santiago de Surco, Lima, Peru, herein represented by Miguel Aramburú (hereinafter the Lenders, the Borrower, MAI and MHC are referred to jointly as the “Parties”).

WHEREAS the Parties entered into a Loan Agreement dated as of September 10th, 2004 (the “Agreement”)

By mutual consent as witnessed by the signing of this document it is hereby agreed the following:

1.

From the date above written and for the future advances that Lenders will make at MSC’s request, MASA hereby assigns and transfers its rights and obligations under the Agreement with respect to such future advance to MAI and MAI hereby assumes all such obligations. Therefore, MAI shall act as a Lender instead of MASA and shall participate with 49% of each Cash Call.

2.

Notwithstanding what is agreed above, the Parties agree that MASA shall maintain its position as a Lender for all advances made until the date of this Amendment.

3.

The Loan shall be used for the purpose to fund MSC’s costs and investments including: intangible assets, properties and equipment (PP&E), mining exploration, evaluation and development activities.

4.

Future advances shall be credited to the following bank account:

Beneficiary: Minera Santa Cruz S.A.
Bank: Banco de Credito del Peru – Miami Agency
Address: 121 Alhambra Plaza, Suite 1200, Coral Gables, Florida 33134
ABA: 067015355
SWIFT: BCPLUS33
Account No.: 201030010000045

5.

MAI shall be allowed to assign the Agreement, any rights and obligations hereunder, and any loans made under the Agreement as amended, to MASA. MAI shall be allowed to assign the Agreement to any other direct or indirect subsidiary of MAI, subject to the provisions in Clause 9.2 of the Agreement.

6.

The Parties agree that all the terms of the Agreement, except as amended hereby, shall remain in full force and effect. This amended shall be governed by the law of the Agreement.

IN WITNESS WHEREOF the parties have executed this amendment as of the day and month above written.

MINERA SANTA CRUZ S.A.		LORENZON LIMITED
/s/ Gonzalo Freyre		/s/ Fernando Garcia
By :	Gonzalo Freyre	By :	Fernando Garcia
Title :	President	Title :	Representative

MINERA ANDES S.A.		MINERA ANDRES INC.
/s/ Jorge Vargas Gei		/s/ Allen Ambrose
By :	Jorge Vargas Gei	By :	Allen Ambrose
Title :	Director	Title :	President

MAURICIO HOCHSCHILD & COMPAÑIA LIMITADA S.A.C.
/s/ Miguel Aramburú
By:	Miguel Aramburú
Title:	Representative